Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-233477

Supplementing the Prospectus Supplement dated August 27, 2019

(To Prospectus dated August 27, 2019)

Keurig Dr Pepper Announces Proposed Secondary Offering of Common Stock

Keurig Dr Pepper (NYSE: KDP) (the “Company” or “KDP”) announced today the commencement of a registered public secondary offering of 37.5 million shares of the Company’s common stock, or approximately 2.6% of the Company’s outstanding common stock.  All of the shares sold in the offering will be sold by Maple Holdings B.V.(“Maple”) and by Mondelēz International Holdings LLC. The selling stockholders also granted the underwriter a 30-day option to purchase up to an additional 5.625 million shares of the Company’s common stock. Maple has also indicated to the Company that its decision to commence the offering was motivated by a desire from KDP’s management to provide additional liquidity to the market.

Maple is a holding company majority-owned by JAB Holdings B.V. (“JAB”).  JAB has indicated an interest in purchasing directly an aggregate of up to approximately 7.4 million shares of common stock in this offering at a price equal to the price paid for the common stock by the underwriter. JAB may also purchase additional shares if the underwriter exercises its option. The net impact of the offering is expected to increase the float by approximately 2%.

The Company is not selling any shares of common stock and will not receive any proceeds from the proposed offering.  Upon completion of the offering, assuming that the underwriter’s option to purchase additional shares is not exercised and assuming JAB purchases 7.4 million shares of common stock in the offering, Maple and JAB will collectively beneficially own approximately 65% of the Company’s outstanding common stock.

Morgan Stanley & Co. LLC is acting as underwriter for the proposed offering.

The underwriter proposes to offer the shares of common stock from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, subject to its right to reject any order in whole or in part.

The offering will be made only by means of an effective registration statement and a prospectus.  Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed offering may be obtained from: Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.  Copies of the preliminary prospectus supplement and the related prospectus may also be obtained free of charge from the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

The Company has previously filed with the SEC a registration statement (including a prospectus) of Form S-3 (File No. 333-233477) as well as a prospectus supplement, each dated August 27, 2019, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Keurig Dr Pepper

Keurig Dr Pepper (KDP) is a leading beverage company in North America, with annual revenue in excess of $11 billion and 25,000 employees. KDP holds leadership positions in soft drinks, specialty coffee and tea, water, juice and juice drinks and mixers, and markets the #1 single serve coffee brewing system in the U.S. and Canada. The Company’s portfolio of more than 125 owned, licensed and partner brands is designed to satisfy virtually any consumer need, any time, and includes Keurig®, Dr Pepper®, Green Mountain Coffee Roasters®, Canada Dry®, Snapple®, Bai®, Mott’s®, CORE® and The Original Donut Shop®. Through its powerful sales and distribution network, KDP can deliver its portfolio of hot and cold beverages to nearly every point of purchase for consumers. The Company is committed to sourcing, producing and distributing its beverages responsibly through its Drink Well. Do Good. corporate responsibility platform, including efforts around circular packaging, efficient natural resource use and supply chain sustainability. For more information, visit, www.keurigdrpepper.com.

Investors

Tyson Seely

T: 781-418-3352/ tyson.seely@kdrp.com

Steve Alexander

T: 972-673-6769/ steve.alexander@kdrp.com

Media

Katie Gilroy

T: 781-418-3345/ katie.gilroy@kdrp.com